BP 4/15

10028700

[...]MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
APR 06 2010
Washington, DC
110

SEC FILE NUMBER
8- 17289

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/09 (MM/DD/YY) AND ENDING 01/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mahler & Emerson Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Lexington Avenue
(No. and Street)

New York | NY | 10022
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Herbert W. Mahler (212)-702-6608
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Larry O'Donnell, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

2228 South Fraser Street, Unit 1 | Aurora | CO | 80014
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 4/15

OATH OR AFFIRMATION

I, Herbert W. Mahler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mahler & Emerson Inc., as of January 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

JENNIFER BUTEAU
Notary Public - State of New York
NO. 01BU6190734
Qualified in New York County
My Commission Expires 7/28/2012

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Larry O'Donnell, CPA, P.C.

Telephone (303) 745-4545
Fax (303) 369-9384
Email larryodonnellcpa@msn.com
www.larryodonnellcpa.com

2228 South Fraser Street
Unit I
Aurora, Colorado 80014

Independent Auditor's Report

To The Board of Directors
Mahler & Emerson, Inc.:
New York, New York

I have audited the accompanying statement of financial condition of Mahler & Emerson Inc. as of January 31, 2010 and the related statements of income, changes in stockholders equity, cash flows, and changes in liabilities subordinated to claims and general creditors for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating, the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mahler & Emerson Inc. as of January 31, 2010, and the results of operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedules I, II, III, and IV is presented for the purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Larry O'Donnell, CPA, P.C.
Aurora, Colorado
March 24, 2010

Exhibit A

Mahler & Emerson Inc.
Statement of Financial Condition
January 31, 2010

Assets

Cash and cash equivalents (Note 1)	$	4,500
Securities owned at market value (Note 2)		461,209
Due from Others		41,468
Total Assets	$	507,177

Liabilities & Stockholders' Equity

Accounts Payable & Accrued Expenses	$	16,275
Total Liabilities		16,275
Stockholders' equity (Notes 4 and 5)		
Common Stock		413,330
Retained Earnings		77,572
Total Stockholder's Equity		490,902
Total Liabilities & Stockholder's Equity	$	507,177

The accompanying notes are an integral part of these financial statements

Exhibit B

Mahler & Emerson Inc.
Statement of Income
For the Year Ended January 31, 2010

Revenues	
Management fees	$ 33,277
Interest and Dividends	9,935
Realized & Unrealized Gains (Losses)	131,458
	174,670
Expenses	
Communications & Occupancy	3,219
Other operating expenses	104,976
	108,195
Net Loss before provision for income taxes	66,475
Provision for income taxes (Note 3)	867
Net Income	$ 65,608
Income per share of common stock (Note 5):	
Net Income	$ 10.19
Shares Outstanding (Note 5)	6,437
Book value per share	$ 76.26

The accompanying notes are an integral part of these financial statements

Exhibit C

Mahler & Emerson Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended January 31, 2010

	Common	Retained Earnings
Balances at February 1, 2009	$ 413,330	$ 11,964
Net loss		65,608
Balances at January 31, 2010	413,330	$ 77,572

The accompanying notes are an integral part of these financial statements

Exhibit D

Mahler & Emerson Inc.
Statement of Cash Flows
For the Year Ended January 31, 2010

Cash flows from operating activities		
Net Income	$	65,608
Adjustments to reconcile net Income to net cash provided by operating activities:		
Increase in Due from others		(5,975)
Increase in Securities owned		(90,355)
Increase in accrued expenses and accounts payable		(1,579)
Total adjustments		(97,909)
Net cash used in operating activities		(32,301)
Cash and cash equivalents - beginning of year		36,801
Cash and cash equivalents - end of year	$	4,500

The accompanying notes are an integral part of these financial statements

Exhibit E

Mahler & Emerson Inc.
Statement of Changes in Liabilities
Subordinated to Claims and General Creditors
For the Year Ended January 31, 2010

Subordinated liabilities at February 1 , 2009	$ -
Subordinated liabilities at January 31 , 2010	-

The accompanying notes are an integral part of these financial statements

EXHIBIT F

MAHLER AND EMERSON INC.
NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2010

Note 1 - Summary of Significant Accounting Policies

Securities transactions are recorded on a trade date basis.

The company considers all highly liquid investments with an initial maturity date of three months or less when purchased to be "cash equivalents".

Income per share is computed on the basis of the weighted average number of common stock and common stock equivalent shares outstanding during the year. It is assumed that all dilutive stock options are exercised at date of issuance and that proceeds are used to purchase shares of common stock.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Note 2 – Securities owned

Marketable securities consist of trading and investment securities at market values. as illustrated below.

	Owned
Corporate stocks	$461,209

Note 3 - Income Taxes

The Income Tax Provision consists of the following:

Federal, State and City $867

Note 4 - Net Capital Requirements

Pursuant to the Basic Uniform Net Capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined, in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratios may fluctuate on a daily basis. At January 31, 2010, the company had net capital and net capital requirements of approximately $419,918 and $100,000 respectively. The Company's net capital ratio was 4.2 to 1.

EXHIBIT F

MAHLER AND EMERSON INC.
NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2010

Note 5- Capital Stock and Stock Options

The authorized, issued and outstanding shares of capital stock at January 31, 2010 were as follows:

Class A common stock, no par value, shares authorized 1,000: no shares issued and outstanding.

In the fiscal year ended January 31, 2004 the company acquired 260 shares of treasury stock for $23,273. No shares were issued in the fiscal year ended January 31, 2005. In the fiscal year ended January 31, 2006 options on 800 shares were exercised prior to their expiration date with payment aggregating $47,200 received in the fiscal year ended January 31, 2007.

Common stock, no par value: authorized 50,000 shares: issued 6,437 shares.

Options to purchase common stock are available to certain officers and directors. The option price was not less than the market price of the Company's common stock on the date of grant. All options are exercisable at any time as follows:

Number of Shares	Option price	Expiration date
600	135	January 26, 2011

Note 6 - Financial Instruments with Off – Balance Sheet Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

The company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and conterparty risk. In addition, the company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Schedule I

Mahler & Emerson Inc.
Computation of Net Capital Under
Rule 15c3-1
For the Year Ended January 31, 2010

Computation of Net Capital

Net capital from stockholders' equity before haircuts on security positions	$	490,902
Nonallowable assets		(1,803)
Haircuts on securities owned		(69,181)
Net capital	$	419,918

Computation of Basic Net Capital Requirement

Minimum net capital requirements of reporting broker-dealer	$	100,000
Net capital requirement	$	100,000
Excess net capital	$	319,918

Computation of Aggregate Indebtedness

Total aggregate indebtedness liabilities	$	16,275
Ratio: Aggregate indebtedness to net capital		3.880%

The accompanying notes are an integral part of these financial statements

Schedule II

Mahler & Emerson Inc.
Statement of Changes in Liabilities
Subordinated to Claims and General Creditors
For the Year Ended January 31, 2010

Reconciliation with Company's computation included in
Part II of Form X 17A-5 as of January 31, 2010

Net capital, as reported in Company's Part II (Unaudited) Focus Report	$ 419,918
Net audit adjustments	-
Net capital per above	$ 419,918

The accompanying notes are an integral part of these financial statements

Schedule III

Mahler & Emerson Inc.

Information Relating to Possession or control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of January 31, 2010

The company claims exemption from the requirements of Rule 15c3-3 under Section (k) (2) of the Rule.

The accompanying notes are an integral part of these financial statements

Schedule IV

Mahler & Emerson Inc.

A Report Describing Any Material Inadequacies Found
to Exist or Found to Have Existed Since the
Date of the Previous Audit.
As of January 31, 2010

No material inadequacies were found to exist as of January 31, 2010 or were found to exist since the date of the previous audit with respect to the company's internal control system.

The accompanying notes are an integral part of these financial statements

Larry O'Donnell, CPA, P.C.

Telephone (303) 745-4545
Fax (303) 369-9384
Email larryodonnellcpa@msn.com
www.larryodonnellcpa.com

2228 South Fraser Street
Unit I
Aurora, Colorado 80014

Independent Auditor's Report On Internal Accounting Control

To The Board of Directors
Mahler & Emerson, Inc.:

In planning and performing my audit of the financial statements of Mahler & Emerson, Inc. for the year ended January 31, 2010, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. my consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at January 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Larry O'Donnell, CPA, P.C.
Aurora, Colorado
March 24, 2010

MAHLER & EMERSON INC.
FINANCIAL STATEMENTS
YEAR ENDED JANUARY 31, 2010

MAHLER & EMERSON INC.
TABLE OF CONTENTS
JANUARY 31, 2010